FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street Vancouver, BC V6C 1H2

Item 2 Date of Material Change

September 6, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on September 6, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

September 6, 2022.

Schedule "A"

HIVE Blockchain Provides August 2022 Production Update, Record Monthly BTC Production and Appointment of Gabriel Ibghy as General Counsel

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - September 6, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of August 2022, with a HODL balance of 3,258 Bitcoin and 5,100 Ethereum as of August 31, 2022.

August 2022 Production Figures

HIVE is pleased to announce its August 2022 production figures and mining capacity:

  290.4 BTC Produced
  2.23 Exahash of Bitcoin mining capacity at beginning of August, with an average hashrate of 2.07 Exahash of Bitcoin mining capacity during the month of August
  3,010 ETH Produced*
  6.49 Terahash of Ethereum mining capacity at end of August, with an average hashrate of 6.19 Terahash of Ethereum mining capacity during the month of August

*The Company's production of ETH from GPU mining (including selective optimizations of GPU hashrate) has yielded a total ETH production of 3,010 ETH," Frank Holmes, Executive Chairman of HIVE stated. "In August we produced an average of 16.7 Bitcoin Equivalent per day, comprised of approximately 9.4 BTC per day and our Ethereum production of approximately 97 Ethereum per day. We are pleased to note that as of today, we are producing over 9 BTC, even with last week's Bitcoin difficulty increase of almost 10%."

Aydin Kilic, President & COO of HIVE, noted, "We continue to strive for operational excellence, ensuring that as we scale our hashrate as a company we also optimize our uptime, to ensure ideal Bitcoin and Ethereum output figures. Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate value of the coins produced daily. As such the ETH that HIVE produced during the month of August, equated on a daily basis, is approximately equal to a monthly total of 228.4 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 290.4 BTC produced from our Bitcoin mining operations during August, for a total of 518.8 Bitcoin equivalent."

The Company's total Bitcoin equivalent production in August 2022 was:

  518.8 BTC Equivalent Produced
  16.7 BTC Equivalent produced per day on average
  3.72 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate) as of August 31), a peak BTC Equivalent Hashrate of 3.92 Exahash in August, with average hashrate of 3.70 Exahash of BTC Equivalent Hashrate throughout August

HIVE Relative Market Value

As of September 1, 2022, HIVE currently has 2.3 Exahash of active Bitcoin mining capacity, which is producing over 9 Bitcoin per day even after the recent Bitcoin difficulty increase. HIVE has orders for over 1 Exahash of ASIC Miners using Intel's Blockscale Bitcoin mining ASICs between now and December 2022. The Company expects to receive initial commercial units in late September. Additionally, the Company has approximately 370 PH/s of MicroBT ASIC Miners in monthly orders scheduled to arrived between now and December 2022. Therefore, HIVE expects Bitcoin mining hashpower to increase to over 3.5 Exahash by Q1 2023, an increase of over 50% compared to our current Bitcoin mining hashrate. We have been systematic and efficient in executing our growth in BTC production as recognized by Anthony Powers' research.

The Company notes that in the last 8 operational months of 2022 (calendar year to date), it has produced 2,178 Bitcoin from ASIC mining operations (not including Ethereum mining), equating to approximately $71 million USD of revenue. On an annualized run rate basis, the Company's existing year to date Bitcoin production represents revenues in excess of $100 million USD, including the recent mining through bear market conditions.

The Company believes that a discount to HIVE's market valuation has already been applied in the 12 months leading up to the Ethereum "Merge", relative to industry peers, as HIVE shares have traded with some of the lowest price to earnings ratios amongst its industry peers, despite consistently having leading performance and economics in the crypto mining sector. The Company also notes that HIVE's Ethereum mining operations have historically generated 3 to 4 times more revenue per megawatt than Bitcoin mining. Numerous industry analysts exclude the Company's Bitcoin Equivalent production from Ethereum in their monthly production reports. As a result, the Company believes no premium has been applied for being the most efficient Bitcoin miner on a Bitcoin per Exahash per month basis, which HIVE has led amongst peers since the beginning of 2022. Additionally, no premium has been applied to HIVE being the first public crypto mining company, and to this day, using green renewable energy. The Company has sold Ethereum, which has been a very profitable business venture, to fund expansion of the Bitcoin mining program at HIVE with new generation ASICs. Accordingly, this suggests that a discount to HIVE's valuation has been applied, where other crypto mining companies with less profit density per megawatt, and less efficient Bitcoin mining operations, have seen higher price to earnings ratios.

Ethereum Outlook and Strategy

The Company acknowledges the potential Ethereum "Merge" to Proof of Stake. Current projections from the Ethereum Foundation Blog indicate the Consensus Layer will upgrade to Bellatrix on September 6, 2022, with estimates that the Merge to Proof of Stake will occur between September 10 and 20, 2022.

HIVE has already commenced analysis of mining other GPU mineable coins with its fleet of GPUs, and is implementing beta-testing this week, prior to the Merge. The Company's technical team is implementing a strategy to optimize the hashrate economics of the 6.5 Terahash of Ethereum mining capacity in the event of Ethereum's transition to Proof of Stake, across various other GPU mineable coins. HIVE sees a competitive landscape where the GPU miners with the most efficient equipment (in Joules per Megahash) and lowest cost of electricity ($/KWHR) will prevail. The Company notes its Boden facility is one of the largest single site Ethereum mines on the planet, and with power fixed at approximately $0.03 USD per KWHR, HIVE is well positioned to navigate the market ahead.

HIVE's fleet of GPU's comprises approximately 21.5 MW or 16% of the Company's global portfolio of 130 MW of green energy (hydro and geothermal) data center capacity.

Of these 21.5 MW, approximately 14.8 MW are comprised of legacy GPU cards (primarily AMD Radeon RX580 cards), which have mostly been operating since 2018, and have paid for themselves many times over, thus marking a successful venture in Ethereum mining. These legacy GPU cards comprise approximately 3.7 Terahash of the Company's Ethereum hashrate. If converted to Bitcoin ASIC mining using newer generation ASIC, the Company would be able to operate an additional 400 to 440 PH/s of Bitcoin mining in this 14.8 MW of capacity.

The balance of the 21.5 MW of GPU power capacity is comprised of 6.7 MW of new generation data center grade and professional grade NVIDIA GPUs, which account for approximately 2.8 Terahash of the Company's Ethereum hashrate. The Company currently has approximately 38,000 data center grade Nvidia cards, including the A4000, A5000, A6000 and A40 models.

Nvidia cites the NVIDIA RTX™ A6000 as "the world's most powerful visual computing GPU for desktop workstations".

NVIDIA cites the NVIDIA RTX™ A4000 as "the most powerful single-slot GPU for professionals, delivering real-time ray tracing, AI-accelerated compute, and high-performance graphics to your desktop."

NVIDIA cites the A40 as "the World's Most Powerful Data Center GPU for Visual Computing… the NVIDIA A40 GPU is an evolutionary leap in performance and multi-workload capabilities from the data center, combining best-in-class professional graphics with powerful compute and AI acceleration to meet today's design, creative, and scientific challenges."

These cards can be used for cloud computing and AI applications, and rendering for engineering applications, in addition to scientific modelling of fluid dynamics. HIVE has a test pilot project for cloud computing at a Tier 3 data center, where a portion of the A40 GPU cards are being applied to cloud computing.

The Company notes the distinction between the different models of Nvidia GPUs. NVIDIA also produces the CMP series of GPUs, which are purposed for cryptocurrency mining, and thus are more limited in application, compared to the power RTX series and A40 series which HIVE owns. HIVE does not own any CMP series GPUs. Our peers who are using Nvidia GPU chips are single purpose to only mine ETH, whereas our chips offer much more optionality to generate HPC revenue or liquidity in the event of a sale.

Network Mining Difficulty

The Bitcoin network difficulty was mostly constant throughout August and ended the month with a 9.4% increase. The Ethereum network difficulty rose 4.4% during the month of August. These factors marginally impacted our gross profit margins.

HIVE Blockchain Announces the Appointment of Gabriel Ibghy as General Counsel

HIVE is pleased to announce today that the Company has appointed Mr. Gabriel Ibghy as General Counsel. Gabe will report to Executive Chairman Mr. Frank Holmes.

"Gabe has been a synergetic addition to the HIVE team over the past year since coming over from GPU.One. His addition to HIVE as General Counsel is a great addition to the executive team of HIVE moving forward," said Mr. Holmes.

Gabriel Ibghy joined HIVE in 2021 as Director of Legal Affairs further to the acquisition of GPU Atlantic's 50MW data center site in New Brunswick, Canada.

Originally from Montreal, Québec, Mr. Ibghy is a practicing attorney who holds a law degree from the University of Montreal and is member in good standing of the Quebec Bar. Moreover, Mr. Ibghy is fluent in English, French and Hebrew and proficient in Spanish, while he also holds a Global MBA from the Reichman University in Tel-Aviv, Israel, as well as a certificate from IE Business School's International MBA in Madrid, Spain. Prior to entering the world of data centers and digital asset mining, Frank Holmes says, "It's great that Mr. Ibghy has legal experience in corporate and commercial litigation before all levels of Quebec's provincial courts, the Quebec court of Appeal as well as appeals to the Supreme Court of Canada. In addition, Mr. Ibghy has extensive experience in the field of cryptocurrency mining, data centre construction, operations and management and has gained international experience in complex and challenging environments. Further Mr. Ibghy has unique qualifications and legal experiences which fits in well with Hive's global strategy."

Aydin Kilic says, "Mr. Ibghy's knowledge and expertise will help us move forward as we continue to grow our footprint internationally."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine on the cloud both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi- use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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